TravelSafe, Inc.

12926 Morehead

Chapel Hill, NC 27517

December 30, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	TravelSafe, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 27, 2013
File No. 333-191443

Dear Mr. Spirgel:

We are in receipt of your comment letter dated December 24, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

 General

1.	We reissue, in part, comment 1 from our letter dated December 11, 2013. You continue to provide contradictory statements throughout the prospectus about whether the selling shareholders will sell their shares at a fixed price for the duration of the offering. On the one hand, you disclose in the first paragraph of the prospectus cover page and elsewhere that the selling shareholders “will sell at a fixed price of $0.10 per share for the duration of the offering.” On the other hand, you disclose in the second paragraph of the prospectus cover page and elsewhere that the selling shareholders will sell their shares “at a fixed price of $0.10 per share until our common stock is quoted on the OTC Bulletin Board (‘OTCBB’) and thereafter at a prevailing market prices or privately negotiated prices or in transactions that are not in the public market.” Please note that the nature of the offering is an indirect primary offering by the company due to the shell company status of the company and underwriter status of the selling shareholders. As such, Rule 415(a)(1)(i) for secondary offerings is not available for the offering. Therefore, sales of the securities at market prices may only be registered if Rule 415(a)(1)(x) is available, which it is not because the company is not eligible to conduct a primary offering on Form S-3. As a result, the offering price of the shares being sold by the selling shareholders must be fixed for the duration of the offering even after the company’s common stock is quoted on the OTCBB or other quotation system. Please revise your disclosure throughout the prospectus to remove all disclosure that contradicts that the selling shareholders must sell their shares at $0.10 per share for the duration of the offering. Delete all statements that the selling shareholders will be able to sell at prevailing market prices or privately negotiated prices once the company’s common stock is quoted on the OTCBB or other quotation system.

RESPONSE:	We have revised the Registration Statement to delete all references to disclosures that contradict that the selling shareholders will be able to sell at a fixed offering price for the duration of the offering.

Summary of Financial Information, Statement of Operations, page 3

2.	Please provide the cumulative amounts from your inception date, March 7, 2013, through October 31, 2013.

RESPONSE:	We have included the cumulative amounts from inception through October 31, 2013.

Selling Security Holders, page 13

3.	Please either remove third and fourth sentences of the sixth paragraph on page 13 or tell us why have not verified who holds your shares or the identity of the selling shareholders and amount of shares they are offering.

RESPONSE:	We have deleted the third and fourth sentences of the sixth paragraph on page 13.

Plan of Distribution, page 14

4.	Since the selling shareholders are underwriters, please remove the statement in the last paragraph of page 14 that the selling shareholders “may be deemed to be underwriters” (emphasis added).

RESPONSE:	We have revised the disclosure to state that the selling shareholders “are underwriters.”

Balance Sheet, F-2

5.	Please label the July 31, 2013 column as unaudited.

RESPONSE:	The amounts for July 31, 2013 are derived from the audited July 31, 2013 financial statements and have been included in the financial statements in accordance with the rules for intern financial statements. Therefore, the column should not be labeled unaudited.

Note 3 Stockholders’ Equity, (c) In-Kind Contribution of Services, page F-6

6.	Please delete disclosure of contributed services for the year ended July 31, 2013, as this period is not presented in the unaudited financial statements.

RESPONSE:	We have not deleted this disclosure as the financial statements are from a development stage company and all debt and equity transactions are required to be disclosed for all periods presented.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Travelsafe, Inc.

By:	/s/ John Fahlberg
Name: John Fahlberg
Title: President